
---------------------------                                                              ----------------------------
          FORM 4                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION                OMB APPROVAL
---------------------------                   Washington, D.C. 20549                     ----------------------------
[_]  Check this box                                                                      OMB Number:        3235-0287
     if no longer subject           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         Expires:   December 31, 2001
     to Section 16. Form 4                                                               Estimated average burden
     or Form 5 obligations   Filed pursuant to Section 16(a) of the Securities Exchange  hours per response.......0.5
     may continue. See        Act of 1934, Section 17(a) of the Public Utility Holding   ----------------------------
     Instruction 1(b).              Company Act of 1935 or Section 30(f) of the
(Print or Type Responses)                 Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Millennium Entertainment Partners L.P.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

1995 Broadway
--------------------------------------------------------------------------------
                                    (Street)

New York                              NY                 10023
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


The Sports Club Company, Inc. (SCY)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


July 1997
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

July 1997
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

          Director                              X*  10% Owner
     ---                                       ---
          Officer (give title below)                Other (specify below)
     ---                                       ---

                            * As a member of a group.
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

          Form Filed by One Reporting Person
     ---

      X   Form Filed by More Than One Reporting Person
     ---
________________________________________________________________________________


------------------------------------------------------------------------------------------------------------------------------------
  Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.                                    2.        3.          4.                                    5.            6.        7.
Title of Security                     Trans     Trans-      Securities Acquired (A)               Amount of     Owner-    Nature of
(Instr. 3)                            action    action      or Disposed of (D)                    Securities    ship      Indirect
                                      Date      Code        (Instr. 3, 4 and 5)                   Beneficially  Form:     Beneficial
                                                Instr. 8)                                         Owned at End  Direct    Owner-
                                      (Month/               ___________________________________   of Month      (D) or    ship
                                      Day/                                                                      Indirect  (Instr. 4)
                                      Year)                                 (A)or                 (Instr. 3     (I)
                                                Code  V          Amount     (D)        Price      and 4)        (Instr.4)
____________________________________________________________________________________________________________________________________
Common Stock (1)                      -         -               0           -        -                            -         -
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one reporting person, see Instruction 4(b)(v).


  Potential persons who are to respond to the collection
  of information contained in this form are not required                  (Over)
  to respond unless the form displays a currently valid          SEC 1474 (3-99)
  OMB control number.


------------------------------------------------------------------------------------------------------------------------------------
FORM 4 (continued)            Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1.                  2.       3.       4.       5.            6.            7.                     8.       9.        10.     11.
Title of            Conver-  Trans-   Trans-   Number of     Date Exer-    Title and Amount       Price    Number    Owner-  Nature
Derivative          sion     action   action   Derivative    cisable and   of Underlying          of       of        ship    of
Security            or       Date     Code     Securities    Expiration    Securities             Deriv-   Deriv-    of      In-
(Instr. 3)          Exer-             (Instr.  Acquired (A)  Date          (Instr. 3 and 4)       ative    ative     Deriv-  direct
                    cise     (Month/  8)       or Disposed   (Month/Day/                          Secur-   Secur-    ative   Bene-
                    Price    Day/              of(D)         Year)                                ity      ities     Secur-  ficial
                    of       Year)             (Instr. 3,                                         (Instr.  Bene-     ity:    Owner-
                    Deriv-                     4 and 5)                                           5)       ficially  Direct  ship
                    ative                                    ___________________________________           Owned     (D) or  (Instr.
                    Secur-                                                                                 at End    In-     4)
                    ity                                      Date     Expi-               Amount           of        direct
                                                             Exer-    ra-                 or               Month     (I)
                                      _____________________  cis-     tion    Title       Number           (Instr.   (Instr.
                                                             able     Date                of               4)        4)
                                      Code V     (A)  (D)                                 Shares
____________________________________________________________________________________________________________________________________

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------



                   MILLENNIUM ENTERTAINMENT PARTNERS L.P.
                   By: Millennium Entertainment Associates L.P.
                        By: Millennium Entertainment Corp.
                             By: /s/ Brian J. Collins                 1/22/2001
                                 --------------------                 ---------
                                 Name: Brian J. Collins, Vice President    Date
                                       **Signature of Reporting Person

                   JOINT FILERS:    Address of each Joint Filer: 1995 Broadway,
                                                                  NY, NY 10023

                   MILLENIUM PARTNERS LLC
                   By: Millennium Partners Management LLC
                        By: Millennium Manager I, Inc.

                  MILLENIUM DEVELOPMENT PARTNERS L.P.
                   By: Millennium Development Associates L.P.
                        By: Millennium Development Corp.
                  /s/ Brian J. Collins
                 -------------------------------------
                 BRIAN J. COLLINS
                 * In his individual capacity and in his capacity as an
                   authorized officer of each of the Joint Filers listed above.


Explanation of Responses:
(1) The original filing of this Millennium Entertainment Partners L.P. Form 4 for July 1997 incorrectly reported securities of the Issuer that were also reported in the Millennium Entertainment Partners L.P. Form 3 Amendment which was filed with the Securities and Exchange Commission in July 1997. This Millennium Entertainment Partners L.P. Form 4 Amendment is hereby being filed to eliminate the duplicative reporting of the same securities of the Issuer and to reflect the indirect beneficial interest of certain entities and persons that were inadvertently omitted from the prior filing of this Form 4.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

            CONTINUATION SHEET RELATING TO FORM 4 AMENDMENT FILED BY
          MILLENNIUM ENTERTAINMENT PARTNERS L.P. DATED JANUARY 22, 2001
                             JOINT FILER INFORMATION


DESIGNATED FILER:               MILLENNIUM ENTERTAINMENT PARTNERS L.P.
ISSUER NAME AND TICKER OR
   TRADING SYMBOL:              The Sports Club Company, Inc. (SCY)
STATEMENT FOR MONTH/YEAR:       July 1997

JOINT FILERS:


1.  Millennium Partners Management LLC              5.  Millennium Development Associates L.P.
    1995 Broadway                                       1995 Broadway
    New York, NY 10023                                  New York, NY 10023

2.  Millennium Manager I, Inc.                      6.  Millennium Development Corp.
    1995 Broadway                                       1995 Broadway
    New York, NY 10023                                  New York, NY 10023

3.  Millennium Entertainment Associates L.P.        7.  Christopher M. Jeffries
    1995 Broadway                                       1995 Broadway
    New York, NY 10023                                  New York, NY 10023

4.  Millennium Entertainment Corp.
    1995 Broadway
    New York, NY 10023

    The Reporting Persons listed above are filing this Form 4 Amendment jointly with Millennium Partners LLC ("Dev Co"), Millennium Entertainment Partners L.P. ("MEP LP"), Millennium Development Partners L.P. ("MDP LP") and Brian J. Collins ("BJC").

     The following entities and person may be deemed to have an indirect beneficial interest in the securities of the Issuer held of record directly by Dev Co in their capacities (i) in the case of MDP LP, MEP LP and BJC because they may be deemed a group with Dev Co, (ii) in the case of Millennium Partners Management LLC ("MPM LLC"), as the manager of DevCo, (iii) in the case of Millennium Manager I, Inc. ("MMI Inc."), as the manager of MPM LLC, (iv) in the case of Millennium Entertainment Associates L.P. ("MEA LP"), as the general partner of MEP LP, (v) in the case of Millennium Entertainment Corp. ("MEC"), as the general partner of MEA LP, (vi) in the case of Millennium Development Associates L.P. ("MDA LP"), as the general partner of MDP LP, (vii) in the case of Millennium Development Corp. ("MDC"), as the general partner of MDA LP, and
(viii) in the case of Christopher M. Jeffries, as the holder of (a) 70% of the outstanding shares of stock of MMI Inc., (b) 66.5% of the outstanding shares of stock of MEC and (c) 70% of the outstanding shares of stock of MDC.

     Each of the Reporting Persons disclaims a beneficial interest in the securities of the Issuer reported herein except to the extent of their respective pecuniary interest therein.

DESIGNATED FILER:               MILLENNIUM ENTERTAINMENT PARTNERS L.P.
ISSUER NAME AND TICKER OR
   TRADING SYMBOL:              The Sports Club Company, Inc. (SCY)
STATEMENT FOR MONTH/YEAR:       July 1997




                           /s/ Brian J. Collins*
                           ---------------------------------
                           BRIAN J. COLLINS
                           * In his individual capacity and in his capacity as an authorized officer of each of the following Reporting Persons and in his capacity as an attorney-in-fact with respect to Christopher M. Jeffries.

                           MILLENNIUM PARTNERS LLC
                           By: Millennium Partners Management LLC
                               By:  Millennium Manager I, Inc.

                           MILLENNIUM PARTNERS MANAGEMENT LLC
                           By: Millennium Manager I, Inc.

                           MILLENNIUM MANAGER I, INC.

                           MILLENNIUM ENTERTAINMENT PARTNERS L.P.
                           By: Millennium Entertainment Associates L.P.
                               By:  Millennium Entertainment Corp.

                           MILLENNIUM ENTERTAINMENT ASSOCIATES L.P.
                           By: Millennium Entertainment Corp.

                           MILLENNIUM ENTERTAINMENT CORP.

                           MILLENNIUM DEVELOPMENT PARTNERS L.P.
                           By: Millennium Development Associates L.P.
                               By: Millennium Development Corp.

                           MILLENNIUM DEVELOPMENT ASSOCIATES L.P.
                           By: Millennium Development Corp.

                           MILLENNIUM DEVELOPMENT CORP.

                           CHRISTOPHER M. JEFFRIES